Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation or Organization
Benitec Biopharma Limited	Australia

Benitec Limited	United Kingdom

Benitec, Inc.	Delaware

Tacere Therapeutics, Inc.	Delaware

Benitec Australia Limited	Australia

RNAi Therapeutics, Inc.	Delaware